Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: July 23, 2021

To: All Users Global

From: Reggie Aggarwal, Cvent CEO & Founder

Subject: Cvent Plans to Go Public on Nasdaq!

Cvent Nation,

I’m thrilled to share with you all that Cvent has announced our intent to become a publicly traded company through a business combination agreement with Dragoneer Growth Opportunities Corp. II, a special purpose acquisition company (SPAC). This is a tremendous milestone for the company, and I could not be prouder of the team!

It’s an incredibly exciting time for all of us at Cvent, and it’s difficult to put into words how proud I am of each and every one of you. I want to take this moment to thank everyone for your continued hard work, dedication, and support in helping us achieve our goals – especially in the face of a global pandemic. After what was a very difficult year for all of us, this outcome is fantastic.

Why did we decide to go public & what does it mean for you?

The pandemic influenced a monumental digital transformation across the meetings, events, and hospitality industries creating a larger total addressable market than before, and we believe the time is right to capitalize on this opportunity. Through this transaction, we expect to raise $801M, which will provide us with significant financial resources to power innovation, accelerate go-to-market activities, reduce debt, and deepen our commitment to our customers. For you, this means more opportunities to develop new products that our customers need, lead new teams, learn new skills, advance your careers, and share in the unique excitement of being part of a publicly-traded company.

We look forward to hosting our Global Town Hall next week on Tuesday at 10:30 am ET. During the all-hands, I will share more about what this means for Cvent and the positive impact it will have on our business and your careers.

I know this announcement is exciting and it may generate interest from media, financial analysts, and your family and friends. Larry Samuelson will be following up with all the “rules of the road” on the communication guidelines surrounding this announcement. But in the interim, it is imperative that you:

•	Do not discuss the announcement with anyone externally. If asked by friends and family, only share the public information that is included in the press release issued today.

•	Do not take calls/emails from reporters or analysts. Please forward any inquiries to Erica Stoltenberg, Cvent Corporate Communications (estoltenberg@cvent.com, 571-378-6240).

•

If asked by customers, prospects, potential employees, vendors, etc. about this news, you may ONLY use the following approved language: “Cvent is planning to become a publicly-traded company, and we’re excited about what this potentially means for the organization. We believe the additional resources coming from this transaction will enable us to grow our team and accelerate product innovation for our customers.”

•	Unless otherwise approved by management, do not post on social media other than to repost or share posts about the announcement from the corporate Cvent channel, without any additional commentary.

I’m so proud of where we are today. This announcement, and how it can fuel our business, is a testament to all the hard work and commitment you bring to Cvent every day. The $801M we expect to raise highlights the belief from investors in what we’ve built and what we WILL build…together.

I know you have lots of questions, so I’ve attempted to answer many of them below. There will be more information provided as we move along our path to become a publicly traded company. You can read our full press release here.

Once again, thank you from all of us in Senior Management for your efforts.

What was the significance of today’s announcement?

Cvent is going public through a business combination with Dragoneer Growth Opportunities II, a publicly traded special purpose acquisition company (SPAC). After the transaction closes – expected sometime in Q4 2021 – Cvent will become a public company trading under the symbol “CVT” on Nasdaq.

What were the primary terms of the deal?

As you saw from the press release, this deal values Cvent at $5.3B, and we have raised $801M in cash that we can use to fund our growth.

Why is this the right time for Cvent to go public?

The meetings and events industry has experienced rapid digital transformation over the last 18 months. We witnessed the rise of virtual events during the pandemic. Now, we’re starting to see the pent-up demand for in-person and hybrid events. This transformation has greatly expanded our Total Addressable Market (TAM), which Frost & Sullivan believes to be nearly $30B for the solutions we sell. We felt that the time was right to capitalize on this market momentum by going public.

Who are the key investors in this deal?

In addition to Dragoneer, numerous big-name investors were attracted to the Cvent investment. Key investors include Fidelity Management & Research Company LLC, Hedosophia, Oaktree Capital Management L.P., and Zoom Video Communications, Inc., among others. Additionally, Vista will remain the majority shareholder at the time we go public and will remain on the board.

What does going public mean for customers?

Going public is positive news for our customers and partners. We will be receiving approximately $801M in cash proceeds from this transaction that we will use to accelerate product innovation, increase investments in our research and development, enhance our customer support offerings, reduce debt, and further expand our go-to-market activities. In short, going public means we will have the ability to invest more than ever before to deliver the products and services event planners, marketers, and hoteliers need to maximize the ROI of their meetings and events.

Part of the investment thesis was the strength and experience of our global Cvent team, and after we become a public company, the team that got the company to where it is today will lead Cvent into the future.

Why did Zoom invest in Cvent?

Cvent & Zoom are current technology partners, and we know each other well. Zoom is very bullish about the future of meetings and events across all delivery models – and invested in Cvent because of the overall strength and potential of our event marketing and management platform to power live engagement in the marketplace. Here’s a quote from Zoom CFO, Kelly Steckelberg that was in our press release: “Cvent and Zoom share a common mission to bring people together through technology. We believe that Cvent’s event technology is complementary to what we offer as a video communications leader, and our organizations already have a long track record of working together as technology partners and as users of each other’s solutions. We are proud to be an investor in Cvent as it accelerates its mission of delivering engaging experiences for virtual, in-person, and hybrid events. We look forward to deepening our partnership with Cvent in the future.”

What does this mean for you?

As a public company, there will be no meaningful changes for you, your teams, or how we do business.

While this announcement is great news for our company, it’s also important to understand what this means for all of you. The pandemic accelerated the digital transformation of our industry, leading to an overall larger market across both our event and hospitality clouds. Our strong valuation and ability to raise $801M highlight the deep confidence our investors have in our products and our people. This funding will help us grow our teams, expand our go-to market activities, reduce debt, and invest even more in R&D so our customers can get even more out of our solutions. For you, this means more opportunities to develop new products, sell and market new solutions, lead new teams, learn new skills, advance your careers, and share in the unique excitement of being part of a publicly traded company.

Who is Dragoneer?

Dragoneer Growth Opportunities Corp. II is a blank check company formed by an affiliate of Dragoneer Investment Group. Dragoneer Investment Group is a growth-oriented investment firm with over $19 billion in long-duration capital from many of the world’s leading endowments, foundations, sovereign wealth funds, and family offices. The firm has a history of partnering with management teams growing exceptional companies characterized by sustainable differentiation and superior economic models. The firm’s track record includes public and private investments across industries and geographies, with a particular focus on technology-enabled businesses. Dragoneer has been an investor in companies such as Airbnb, Alibaba, Atlassian, Bytedance, Ceridian, Chime, Datadog, DoorDash, Slack, Snowflake, Spotify, Uber, UiPath and others.

What exactly happens in a SPAC IPO Process?

A SPAC, in our case, Dragoneer (Nasdaq: DGNS), raises capital through an initial public offering (IPO) for the purpose of merging with an existing company, which in this case, is Cvent. Over the next few months, what is called the “de-SPACing” period, we will take a number of different steps to complete a successful merger including actively marketing the deal via filings with the SEC and several Wall Street analyst and investor meetings. In a few months, the merger will be complete and Cvent will take over Dragoneer’s listing under the ticker symbol “CVT.”

Can I buy or sell Dragoneer (Nasdaq: DGNS) Stock?

Absolutely not. That could be considered insider trading.

Will we still be part of Vista Equity Partners?

Yes. Vista will remain the majority shareholder at the time we go public and will remain on the board. Vista will remain a strong partner for Cvent.

Can I talk to customers, prospects, potential employees, vendors, etc., about this?

If people ask you about this transaction, you are allowed to say this only:

“We’re excited that Cvent is planning to go public. We believe the additional resources coming from the IPO will allow us to grow our team and accelerate product innovation for our customers.”

There are very strict communication rules set out by the SEC during the period before we go public. Only certain people are permitted to talk about the transaction. Violations of SEC rules could delay us going public.

Am I allowed to post to social media about the transaction?

Yes, you are allowed to repost company-initiated social media posts about the news, without further commentary.

What happens if I get contacted by a member of the media or analyst community?

Should you receive any press/media inquiries, please forward details of the inquiry to Erica Stoltenberg (Sr. Manager, Corp. Communications, estoltenberg@cvent.com, 571-378-6240) who can help handle these requests appropriately during this sensitive time.

Warmest Regards,

Reggie

Additional Information

In connection with the Business Combination, Dragoneer intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information to be filed by Dragoneer will contain substantially more information about Papay than is being furnished with this Current Report on Form 8-K and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021, WHICH WAS FILED WITH THE SEC ON JUNE 21, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION WHEN AVAILABLE. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to this Current Report on Form 8-K. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward- looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.